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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                       American Independent Network, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   0000267801
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                                 (CUSIP Number)

                    Gregory R. Samuel, Haynes and Boone, LLP
                    3100 NationsBank Plaza, Dallas, TX 75202
                                 (214) 651-5645
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 30, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other persons to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

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CUSIP No. 0000267801                                         Page 2 of 6 Pages
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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Alan Luckett

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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]

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  3   SEC USE ONLY


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  4   SOURCE OF FUNDS

         N/A
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    [ ]

         N/A
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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                   7  SOLE VOTING POWER
                      750,000

  NUMBER OF       --------------------------------------------------------------
   SHARES          8  SHARED VOTING POWER
BENEFICIALLY          0
  OWNED BY
    EACH          --------------------------------------------------------------
 REPORTING         9  SOLE DISPOSITIVE POWER
   PERSON             0
    WITH
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0

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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       750,000

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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
       N/A

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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       18.8%

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 14  TYPE OF REPORTING PERSON
       IN

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* Based on 3,997,502 shares of Common Stock reported outstanding in the
Company's Form 10-QSB filed on November 17, 1998 with the Securities and Exchange Commission.

Item 1.  Security and Issuer

This statement relates to the common stock, par value $0.01 per share ("Common Stock"), of American Independent Network, Inc. (the "Company"). The address of the principal executive offices of the Company is 6125 Airport Freeway, Suite 200, Haltom City, Texas 76117.

Item 2.  Identity and Background

(a)  Alan Luckett.

(b)  4610 River Forest, Arlington, Texas 76017

(c) Mr. Luckett is the director of Hispano Television Ventures which produces television programs. The address of such business is 4610 River Forest, Arlington, Texas 76017.

(d) Mr. Luckett has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Mr. Luckett has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Luckett is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The filing of this statement is necessitated by a change in the beneficial ownership of and voting power of Mr. Luckett arising solely by virtue of the execution by Mr. Luckett and Mr. Moseley, President and Chief Financial Officer of the Company, of an Agreement dated March 30, 1999 (the "Agreement"), pursuant to which Mr. Moseley irrevocably granted Mr. Luckett the right to vote 750,000 shares of Common Stock owned by Mr. Moseley until September 30, 1999.

Item 4.  Purposes of the Transaction.

On March 11, 1999, Mr. Luckett loaned the Company the aggregate principal amount of $104,000 which is due 60 days from such date and is unsecured. Mr. Luckett also purchased a judgment owed by the Company to Showplace Video in the aggregate amount of $53,617 from Showplace Video. As a result, Mr. Luckett has been reviewing the Company's performance. After reviewing the Company's performance, Mr. Luckett believes that the Company's Board should promptly evaluate all alternatives available to maximize the value of the Company for all stockholders, including, among other things, a restructuring of the Company, a sale of all or substantially all of the Company's assets, or merger or other business combination.

On April 1, 1999, Mr. Luckett met with certain of the Company's officers and members of the Company's current Board of Directors to discuss the Company. Mr. Luckett may continue to engage in communications with one or more of the Company's officers or members of the Company's current Board of Directors or their advisors regarding the Company, including, without limitation, its operations.

Mr. Luckett has also had discussions with certain other stockholders. In accordance with applicable law, Mr. Luckett may continue to engage in communications with one or more of the Company's stockholders regarding a proposed reconstitution of the Board of Directors and the Company's need to consider all alternatives to maximize stockholder value.

Mr. Luckett may nominate candidates for the Board of Directors of the Company. Mr. Luckett may also, subject to applicable law, seek proxies, consents and/or ballots in support of any such nominees or in support of or against other matters that may come before the Company's stockholders for their vote or consent.

As part of his review process, Mr. Luckett is also currently exploring, and may explore from time to time in the future, ways to implement a variety of alternatives with respect to the Company, including, without limitation: (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Company; (e) any other material change in the Company's business or corporate structure; (f) changes in provisions in the Company's certificate of incorporation or bylaws; (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above.

There can be no assurance that Mr. Luckett will develop any plans or proposals with respect to any of the foregoing matters. Any strategies that Mr. Luckett may pursue will depend upon a number of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Company and its businesses, the relative attractiveness of alternative business and investment opportunities, the actions of the Company's Board of Directors and its management and general economic, market and industry conditions. Depending upon the foregoing factors, Mr. Luckett may at any time buy Common Stock in the open market or through privately negotiated transactions or sell any Common Stock that he acquires.

Except as set forth above, Mr. Luckett has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (i) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Luckett beneficially owns 750,000 shares of Common Stock, which represents approximately 18.8% of the outstanding shares of Common Stock. Mr. Luckett has the power to vote such shares of Common Stock owned by Mr. Moseley until September 30, 1999.

     (b) Mr. Luckett has sole voting power over 750,000 shares of Common Stock and does not share voting power over any shares of Common Stock. Mr. Luckett does not have sole dispositive power over 750,000 shares of Common Stock.

     (c)  Except for the acquisition of the 750,000 shares reported on this
          Schedule 13D, in the past 60 days, Mr. Luckett has not engaged in any transactions in respect of shares of Common Stock.

     (d) With respect to the 750,000 shares of Common Stock owned directly by Mr. Moseley that Mr. Luckett has the power to vote through September 30, 1999, Mr. Moseley has the right to receive any dividends on or the proceeds from the sale of any such shares.

     (e)  Not applicable.


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Item 6.  Contracts, Arrangements Understandings or Relations with Respect to
Securities of the Issuer.

Mr. Luckett and Mr. Moseley entered into the Agreement as of March 30, 1999. Pursuant to the Agreement, among other things, Mr. Moseley irrevocably granted Mr. Luckett the right to vote 750,000 shares of Common Stock owned by Mr. Moseley until September 30, 1999.

Item 7.  Material to be filed as Exhibits.

7.1 Agreement, dated as of March 30, 1999, by and between Alan Luckett and Randy Moseley.


                                    * * * * *


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    April 9, 1999


                                     /s/ ALAN LUCKETT
                                  --------------------------------------
                                  Alan Luckett


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                               INDEX TO EXHIBITS

EXHIBIT
 NUMBER                           DESCRIPTION
-------                           -----------
  7.1      Agreement, dated as of March 30, 1999, by and between Alan Luckett and Randy Moseley.